# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Ares Strategic Income Fund, CIK 0001918712
CUSIP: 04020E404
Title of class of securities: Class I Common Shares, par value $0.01 per share
Address of issuer's principal executive offices: 245 PARK AVE, 44TH FLOOR, New York, New York (NY), 10167
Date of event which requires filing of this statement: 09/30/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-24-011023
Filed by CIK 0001694870

## Reporting persons
- Partners Capital Investment Group, LLP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 23,241,643; shared voting power 0; sole dispositive power 23,241,643; shared dispositive power 0; aggregate amount beneficially owned 23,241,643 (20.1% of the class)
  Comment: On the cover page of the initial 13G filed by the Reporting Person, the box for Rule 13d-1(c) was inadvertently checked, but the box for Rule 13d-1(d) was intended to be checked. Shares reported in this table consist of (i) 1,353,156 shares held by Partners Capital Phoenix Fund II Ltd - Diversified Income Fund, a Cayman Islands exempted company managed by the Reporting Person and (ii) 21,888,487 shares held by certain other funds and accounts managed by the Reporting Person.
- Partners Capital Phoenix Fund II Ltd - Diversified Income Fund: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); sole voting power 1,353,156; shared voting power 0; sole dispositive power 1,353,156; shared dispositive power 0; aggregate amount beneficially owned 1,353,156 (1.2% of the class)
  Comment: On the cover page of the initial 13G filed by the Reporting Person, the box for Rule 13d-1(c) was inadvertently checked, but the box for Rule 13d-1(d) was intended to be checked. This statement is being filed to report the fact that the Reporting Person has ceased to be the beneficial owner of more than 5% of the class of securities.

## Item 1. Issuer
Name of issuer: Ares Strategic Income Fund
Address of issuer's principal executive offices: 245 Park Ave, 44th Floor, New York, NY, 10167

## Item 2. Person Filing
Name of person filing: This joint statement on Schedule 13G is being filed by Partners Capital Investment Group, LLP, a Delaware limited liability partnership ("PCIG") and Partners Capital Phoenix Fund II Ltd - Diversified Income Fund, a Cayman Islands exempted limited company (the "Fund" and, together with PCIG, the "Reporting Persons").
Address of principal business office or, if none, residence: The business address of each of the Reporting Persons is 600 Atlantic Avenue, 30th Floor, Boston, MA, 02210.
Citizenship: PCIG is a Delaware limited liability partnership. The Fund is a Cayman Islands exempted company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The Reporting Persons, in the aggregate, beneficially own 23,241,643 Class I Common Shares, par value $0.01 per share (the "Common Shares"). The beneficial ownership of each Reporting Person is as follows: (i) PCIG beneficially owns 23,241,643 Common Shares; and (ii) the Fund beneficially owns 1,353,156 Common Shares. The amounts and percentages of beneficial ownership reported herein are as of September 30, 2024.
Percent of class: The Reporting Persons, in the aggregate, beneficially own approximately 20.1% of the class of securities. The beneficial ownership of each Reporting Person is as follows: (i) PCIG beneficially owns approximately 20.1% of the class; and (ii) the Fund beneficially owns approximately 1.2% of the class. The percentages of beneficial ownership reported herein, and on each Reporting Person's cover page to this Schedule 13G, are based on a total of 115,660,650 Common Shares issued and outstanding as of August 9, 2024, as reported in the quarterly report of the Issuer on Form 10-Q for its fiscal quarter ended June 30, 2024.
Sole power to vote or to direct the vote: PCIG has the sole power to vote or to direct the vote of 23,241,643 Common Shares. The Fund has the sole power to vote or to direct the vote of 1,353,156 Common Shares.
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: PCIG has the sole power to dispose or to direct the disposition of 23,241,643 Common Shares. The Fund has the sole power to dispose or to direct the disposition of 1,353,156 Common Shares.
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Certain other funds and accounts managed by PCIG have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Shares. No such interest relates to more than 5% of the class.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Partners Capital Investment Group, LLP: /s/ Paul Dimitruk, Paul Dimitruk, Senior Partner (02/14/2025)
- Partners Capital Phoenix Fund II Ltd - Diversified Income Fund: /s/ Paul Dimitruk, Paul Dimitruk, Director (02/14/2025)